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                                             Filed by Petroleum Geo-Services ASA
                           Pursuant to Rule 425 under the Securities Act of 1933
                                         and deemed filed pursuant to Rule 14d-9
                                          of the Securities Exchange Act of 1934

                                     Subject Company: Petroleum Geo-Services ASA
                                                  Commission File No.: 001-14614

                                               Subject Company: Veritas DGC Inc.
                                                  Commission File No.: 001-07427

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In connection with the proposed merger of Veritas DGC Inc. ("Veritas") and a subsidiary of the new Cayman Islands holding company ("Caymanco"), Veritas and Caymanco will file a proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"), and with respect to the proposed exchange offer for shares of Petroleum Geo-Services ASA ("PGS"), Veritas and Caymanco will file a Tender Offer Statement on Schedule TO, which will include a related prospectus, and PGS will file a Solicitation/Recommendation Statement on Schedule 14D-9. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these documents (when they are available) and other documents filed by PGS, Veritas and Caymanco with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus, the tender offer statement and solicitation/recommendation statement (when they are available) and these other documents may also be obtained for free from PGS or Veritas by calling PGS at (281) 589-7935, or by calling Veritas at (832) 351-8300.

This filing contains the prepared remarks for the PGS conference call held on February 14, 2002 to discuss the restatement of PGS's financial statements. These prepared remarks are being filed pursuant to Rule 425 under the Securities Act of 1933 and are deemed filed pursuant to Rule 14d-9 of the Securities Exchange Act of 1934.

SUZANNE MCLEOD:

Good morning, my name is Suzanne Mcleod and with us today from PGS management is Reidar Michaelsen and Chris Boswell.

Since this call is primarily to discuss the restatement that we announced earlier this morning, Chris will be primarily responsible for discussing the restatement and answering any questions relating to that matter. An important factor in this call is to remind everyone that our full 2001 results are not yet available and will not be available for several more weeks. So management will not in a position today to speak about the final results for 2001. However, management will provide at this time some indications as to how the restatement will impact PGS for 2001, including potential impacts on the fourth quarter.

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As a reminder, let me say that my comments will include some "forward looking statements." These forward looking statements are based on various assumptions, uncertainties and other factors that could materially affect our future results of operations, financial condition and cash flows. These forward looking statements are not guarantees of our future performance, and our actual results could differ from those projected in the forward looking statements. When considering these forward looking statements, you should consider them in conjunction with the risk factors and other cautionary statements made in our Report on Form 20-F and other SEC filings.

Now I'll turn it over to Chris.

CHRIS BOSWELL:

Thanks Suzanne. First I would like to state that we take a great deal of pride in the accuracy of our financial reporting and therefore I not happy to be restating our results; however, I do want to emphasize that the restatement relates to what the Company considers to be technical interpretations of certain accounting guidelines and does not have a material impact on the results of our operations or cash flows. In fact, both of the restatement issues disclosed in this mornings press release are non-cash items and relate to the timing of when these transactions are actually recorded in the PGS accounts.

The agenda for this conference call will include (1) a discussion of the restatements of the prior years results, (2) the impact of the restatement on the 2001 third quarter year to date results, (3) the expected impact on the 2001 fourth quarter results, (4) a little bit about our accounting for multiclient seismic data and (5) a brief overview of the business including some figures related to the fourth quarter results. Again, though, I remind you that we are not in a position at this time to release full results for 2001.

As I'm sure most of you are aware, this morning PGS issued a press release announcing that we are restating our financial results for the years 2000, 1999, and 1998. In addition, the effect of the restatement will result in a net improvement in the previously reported results for the first nine months of 2001.

The restatement relates to two different matters. The first matter involves our accounting for a hedging instrument. In accordance with new accounting standards which became effective in January 2001, we recorded a non-cash charge of $18.7 million net of tax to record this hedging contract at fair value. Upon further review of the complex accounting literature that existed prior to the issuance of the new accounting standards, we, along with our auditors, have determined that this non-cash charge should be pushed back to prior years. The effect of this was to increase non-operating income for 2000 by $2.8 million, to reduce non-operating income for 1999 by $17.5 million and to reduce non-operating income for 1998 by $3.9 million. Non-operating income for the nine months ended September 30, 2001 will be increased by $18.7 million. There will be no effect on net equity.

While this hedging instrument had previously been recorded in the Company's accounts at the cash settlement value, we determined upon further review of existing accounting literature that

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we should have recorded an additional charge or credit for the difference between the cash settlement value and the fair value. For these particular contracts, the incremental charge relates primarily to the cost associated with unwinding these contracts (should the company choose to do so) which in turn is based on a complex futures forward curve model.

These contracts were entered into during 1998 and 1999 to mitigate our exposure to Norwegian taxes that occur solely as a result of converting our U.S. dollar denominated debt into Norwegian kroner for purposes of filing our Norwegian statutory tax return. The constantly fluctuating exchange rates between the dollar and the kroner result in unrealized translation gains and losses, which are generally taxable or deductible for Norwegian tax purposes. These fluctuations in exchange rates can cause quarterly tax charges or tax benefits that are completely unpredictable. In order to offset this potential volatility, these particular hedging contracts were entered into to provide an economic hedge.

The rules in place prior to the issuance of the new standard were extremely complex, somewhat convoluted and therefore very difficult to interpret. In fact, the deciding factor in determining the proper accounting for these contracts was largely based on a speech given by an SEC staffer prior to the issuance of the new accounting standard. The company's current and prior auditors now concur, however, that these hedging contracts should have been marked to market beginning in 1998.

The second restatement matter involves our revenue recognition policy for certain types of volume seismic data licensing arrangements. We often license large packages of seismic data covering a fairly broad area. The majority of these data licensing arrangements involve a specific identification of the seismic data sets to be licensed and therefore the license period on these types of transactions begins immediately.

We have historically recorded revenue for these types of arrangements when we
(1) obtained a signed contract that provided for a fixed price from our customer, (2) when the seismic data was ready and available for use, and (3) when the collectibility of the receivable was reasonably assured.

However, in a limited number of these arrangements, the customer is actually sold a right to license a fixed number of blocks over a defined future period and from a specified region. For example we might sell an oil company a right to license any 200 blocks of a 400 block survey in the Gulf of Mexico. In this example, because the price on the 200 blocks is fixed, amounts paid are not refundable; and since the data is available in our library for selection, we would have previously recorded this arrangement as a sale. However, under the interpreted provisions of SAB No. 101, despite having met all of the key revenue recognition criteria, PGS is restricted from recording the revenue until the specific data is identified and the official license period begins.

Under SAB No. 101, which became effective January 1, 2000, we and our current and previous auditors have determined that the revenue associated with these types of arrangements should be deferred until the specific data has been identified or selected by the customer and the license period for that specific data has officially begun.

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The effect of this restatement resulted in a non-cash increase to the previously reported net income for the nine months ended September 30, 2001 of $.5 million or a half a cent per share and a reduction to the previously reported results for fiscal year 2000 of $4.6 million or $.05 per share. We have not finalized our analysis of the full impact of applying this revenue recognition policy to our 2001 fourth quarter. However, I will provide some comments on that in a few moments.

Before I do that however, I would like to take a few minutes to explain our accounting policy for multi-client seismic data since we have quite a large number of new shareholders as a result of the pending merger with Veritas and because there seems to be some misinformaton in the market regarding our accounting methodology and our exposure to a material writedown.

First of all, we like most seismic companies use the sales forecasting methodology to amortize our seismic data library. Under this principle, a business plan is normally prepared for a seismic survey which estimates the total cost of the survey as well as total estimated sales for that survey to be generated over a five to eight year period. For example, if we decided to shoot a $10 million dollar survey in the Gulf of Mexico and we estimated that over an eight year period that we might generate total sales of $15 million dollars, we would then establish an amortization rate of 66%. Said differently, as sales occur, we would record 66 cents of amortization for every dollar of sales until the survey is fully written off. To mitigate the risk of building up a substantial book value related to poorly performing surveys, we have in effect a policy that requires each survey or pool of surveys to be reduced to a predetermined level each year. In my example, the $10 million survey in deepwater GOM would need to be amortized to 70% of its original cost in the year following the year of completion. It would then be required to be reduced to 55% of original cost by the second year following the year of completion. In the third year it would then need to be reduced by an additional 15% so that 60% of the survey is amortized within the first three year period. These annual requirements continue for four more years so that the survey is fully amortized regardless of sales after seven years. As far as we know, PGS is one of the few seismic companies in the industry with this annual evaluation and forced amortization process.

Because of our annual evaluation, the risk of a material writedown to the library is limited to situations where E&P spending is significantly curtailed during a down market as was the case in 1999 and 2000 which resulted in the writedowns PGS recorded in 2000. I would also like to distinguish between a writedown situation and a forced amortization situation under the Company's accounting policies. A writedown occurs when PGS believes future sales on a project are not sufficient to recover the surveys book value. A forced amortization charge is merely the additional amortization necessary to reduce a surveys book value to the required level under our accounting policy. A forced amortization charge does not indicate that management believes a survey's original cost is unrecoverable. Data surveys sell in unusual cycles spurred by, among other things, leasing rounds, property exchanges and drilling activity. Some of best selling surveys in our portfolio today might have been considered slow movers two years ago.


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As a result of the annual evaluations that we conduct and related discussions that I have had to date with our auditors, I can say that at this time the Company does not expect to take a $200 to $400 million writedown on its library, as has been rumored in the market.

With respect to our 2001 results that will be announced later in February, I would like to state that the change in the accounting for bulk sales will dampen the results for our fourth quarter, which otherwise was one of the stronger quarters in the Company's history from a revenue and business activity standpoint. On a comparable basis with prior periods, our preliminary information indicates that the Company would have reported total revenue of approximately $325 million of which approximately $91 million related to multi-client sales; however, approximately $20 million of this $91 million could not be recognized as a result of the change in revenue recognition requirements. Therefore, based on our preliminary information total reported revenue for the fourth quarter is expected to be approximately $305 million. From a business activity standpoint in terms of fleet deployment and asset utilization, the fourth quarter was among the best quarters in PGS' history.

At December 31, 2001, the Company had approximately $36 million in contracted data sales the revenue from which has been deferred to future periods until such time as data is physically selected and licensed by our customers. The deferral also means that the amortization that would have otherwise occurred by reason of the revenue recognition will not occur until future periods. As a result of the amortization policy described above, the Company may be required to amortize a handful of surveys that need to be reduced to a certain book value in accordance with our backstop accounting policy as I discussed earlier. We are still analyzing this and discussing this with our auditors, but the magnitude of such additional amortization is not expected to be in excess of $30 to $40 million for the year ended 2001.

Lastly, to address one of the other rumors in the market, we have provided full documentation to our auditors supporting the book value of the Ramform Banff FPSO. The Ramform Banff has been operating with a 99% regularity since its modification was completed in March of last year and is now moved to the top of our fleet in terms of uptime performance. Based on my discussions with our auditors to date, I do not anticipate any write down on that asset.

At this stage, I would like to open it up for questions. However, as I indicated previously, our full year results are not currently available so I will not be able to answer any questions about 2001 results or any detailed questions about the fourth quarter results. Information for full year 2001 will be released the last week of February 2002. PGS plans to move forward with the completion of the S-4 registration statement related to the pending PGS/Veritas merger, including an update of the financial information to include the full year fiscal 2001 results for PGS. We anticipate filing the S-4 registration statement shortly following the release of those results. Now I think we can take some questions and please limit it to one question each so that everyone will have a chance to ask their questions.